UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 000-54726

Sears Canada Inc.

(Translation of registrant’s name into English)

290 Yonge Street, Suite 700

Toronto, Ontario, M5B 2C3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Management’s discussion and analysis for the 13 and 26-week period ended July 28, 2012.

99.2	Condensed consolidated financial statements as at and for the 13 and 26-week period ended July 28, 2012.

99.3	Certifications pursuant to Canadian law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sears Canada Inc.

Date: August 16, 2012	By:	/s/ Sharon Driscoll
	Name:	Sharon Driscoll
	Title:	Senior Vice President and Chief Financial Officer